UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 12, 2007

Commission File Number: 001-32945

WNS (Holdings) Limited ———————————————————————————————————
(Translation of registrant’s name into English)

Jersey, Channel Islands ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Gate 4, Godrej & Boyce Complex Pirojshanagar, Vikhroli (W) Mumbai 400 079, India +91-22-6797-6100
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

WNS Statement on Fringe Benefit Tax on Employee Stock Options and executive stock sales

On February 28, 2007, India’s Finance Minister announced that as part of the fiscal 2008 budget beginning on April 1, 2007, the intention to subject stock options issued under Employee Stock Option Plans (ESOPs) to a Fringe Benefit
Tax (FBT.)

Many of the details of implementation are yet to be announced, but based on the initial proposal, several facts are known at this time:

• The FBT will be payable on the gain in the fair market value on the exercise date over the exercise price.
• No FBT will be due on options exercised before March 31, 2007

The proposed FBT on stock options has the potential to increase WNS’ tax costs and/or those of its India-based employees. The company is in the process of determining the best course of action for itself and its employees once it receives more clarity on the proposed tax from the Ministry of Finance,
Government of India.

This proposed tax may impact Indian entities and their employees in different ways, depending on individual circumstances.  For WNS, we expect that employees including senior executives will exercise a portion of their options before March 31, 2007, to lessen the potential tax impact on themselves and the company, and some will choose to sell a portion of their shareholdings in the open market to finance tax obligations.

As a result of the proposed FBT on ESOPs, Neeraj Bhargava, CEO of WNS, has informed the Board that he will exercise 322,000 options, of which he will sell 165,000 shares on or about March 12, 2007. Mr. Bhargava is a US citizen who resides in India and subject to taxes in both locations. Other senior
India-based executives plan to exercise and sell stock options as required by their personal situations.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WNS (Holdings) Limited

Date: 12th March, 2007	By:	Zubin Dubash
	Name:	Zubin Dubash
	Title:	Chief Financial Officer